            U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


[ ] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [X] Form 10-Q
[ ] Form N-SAR

For the Period Ended April 30, 1998.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: ARXA International Energy, INC.

Address of Principal         110 Cypress Station Drive, Suite 280
Executive Office:            Houston, Texas  77090

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X]  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without reasonable effort or expense;

     [ ]  (b)    (i) The subject annual report, semi-annual
report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [X]       (ii) The subject quarterly report or transition
report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

Lease operating expenses for the Flowella Field, the Company's most significant production, have not been determined nor presented to the Company for its approximately 47% non-operated working interest by the new operator of the field. There was a change in operators in the Flowella Field effective January 1, 1998 and while gross revenues less severance taxes has been timely paid, to the Company, by the operator, no lease operating expenses have been submitted while the operator undergoes what they term as "the acquisition transition period". Management believes that reasonable estimates from the operator will be forthcoming shortly. Management believes that the Form 10-QSB will be completed after June 15, 1998, but before June 20, 1998.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Dennis P. McGrath, Controller
               110 Cypress Station Drive, Suite 280
               Houston, TX 77090
               Telephone:  (281) 444-1088, x12

          (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          ARXA INTERNATIONAL ENERGY, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  6/15/98                          /s/ L. Craig Ford
     ------------                       --------------------------
                                        L. Craig Ford, President